RANDAL R. JONES
(206) 903-8814
FAX (206) 903-8820
jones.randal@dorsey.com

February 8, 2006

VIA FACSIMILE AND EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 04-05
Washington, D.C. 20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 30, 2005, regarding the
Amendment No. 1 to Registration Statement on Form 20-F
Filed on November 30, 2005 (SEC File No. 0-5163)

Dear Mr. Schwall:

         This letter responds to the Staff’s comments set forth in the December 30, 2005 letter regarding the above-referenced Registration Statement. On behalf of Kodiak Oil & Gas Corp., we have set forth below the Company’s responses to each of the Staff’s comments. For your convenience, we have included the staff’s comments below and have numbered the Company’s responses accordingly.

General Comments

Staff Comment No. 1.

The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing or on January 22, 2006. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

The Company’s Response:

The Company understands that the Form 20-F registration statement became effective on January 22, 2006 and that upon effectiveness the Company became subject to the reporting requirements of the Securities Exchange Act of 1934.

Staff Comment No. 2.

In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C (b) of Form 20-F, which states that “[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the

H. Roger Schwall
January 23, 2006

registration statement...” For example, update the information pertaining to the high and low exchange rates as of the last practicable date and for each month during the previous six months. See Item 3.A.3 (a) and (b) of Form 20-F.

The Company’s Response:

The Company has amended the Form 20-F registration statement to include recent information regarding the Company’s business.

Staff Comment No. 3.

Consistent with the requirements of Item 19 of Form 20-F, please file all required exhibits with your next amendment. In this regard, we note that you have not filed any of the agreements delineating the acquisition of and terms relating to the working interests you have obtained with respect to the properties referenced in the registration statement. We may have further comments upon our review of such exhibits.

The Company’s Response:

The Company has amended the Form 20-F to include additional information regarding its leasehold interests. The Company has not filed individual lease agreements as exhibits to the Form 20-F because the Company believes that none of the lease agreements are material. The Company has filed as exhibits to Form 20-F certain agreements relating to the acquisition of leasehold interests and certain other agreements.

Note Regarding Forward-Looking Statements, page iii

Staff Comment No. 4.

Given that your stock is deemed a “penny stock” as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, please remove all references to the Private Securities Litigation Reform Act of 1995 in your first paragraph in this section as the safe harbors contained in that Act are not available to you.

The Company’s Response:

The Company has amended the Form 20-F to remove the references to the Private Securities Litigation Reform Act of 1995 in the referenced paragraph.

H. Roger Schwall
January 23, 2006

Item 3. Key Information, page I

Capitalization and Indebtedness, page 3

Staff Comment No. 5.

Please provide the information required by Item 3.B. of Form 20-F. Moreover, we note the recent announcement of a private placement of 7 million shares in which you raised proceeds of approximately CDN $9.8 million. Please include such updated information in this section.

The Company’s Response:

The Company has included a statement of capitalization and indebtedness as of December 31, 2005.

Risk Factors, page 15

Staff Comment No. 6.

Most of your risk factors could apply to any company in any industry. Even those that are exploration specific are very generic. You should only cite risks that are particularly relevant to you and your disclosure should make clear how the risks impact you specifically. Delete “boilerplate” risks and explain how the others impact you.

The Company’s Response:

The Company has revised its risk factors to address the staff’s comment.

Staff Comment No. 7.

We note that the Company is authorized pursuant to its constitutive documents, to issue an unlimited amount of shares. Provide a risk factor that delineates this fact and specifies the number of financings that the company has engaged in within the past fiscal year. Further, to the extent material to your ability to fund operations, discuss your plans touse equity financings to fund future operations and the impact this will have on securityholders.

The Company’s Response:

The Company has included a new risk factor to address the Company’s ability to issue an unlimited amount of shares.

H. Roger Schwall
January 23, 2006

Staff Comment No. 8.

Please group your related risk factors together under classified headings such as risks related to your industry and risks related to your company.

The Company’s Response:

The Company has amended the Form 20-F to group the risk factors under the requested headings.

“We are dependent on our executive officers...,” page 7

Staff Comment No. 9.

Rather than stating that you are dependent on “certain” key officers and directors, identify the officers and directors you are referencing.

The Company’s Response:

The Company has amended the Form 20-F to identify the individual officers and directors on whom the Company is dependent.

Item 4: Information on the Company, page 9

Business Overview, page 10

Staff Comment No. 10.

Please revise to provide the disclosure required by Items 4.A.5 and 4.A.6. In this regard, please revise the table on page 10 to indicate actual expenditures as of the most recent practicable date.

The Company’s Response:

The Company has amended the Form 20-F to include additional information regarding the Company’s capital expenditures as required by Items 4.A.5 and 4.A.6.

Staff Comment No. 11.

The table on page 10, does not reference expenditures made in the Pacific Isle Coalbed Methane Gas Unit in the Greater Green River Basin. You indicate on page 13 that activities with respect to this project occurred during 2005 and led to the generation of revenues from gas sales. Please revise the table to reference the amounts expended with respect to what

H. Roger Schwall
January 23, 2006

appears to have been a material project to your business during 2005 or advise us of why such a revision is unnecessary.

The Company’s Response:

The Company has revised the table on page 10 to include information regarding the expenditures made in the Pacific Isle Coalbed Methane Gas Unit.

Staff Comment No. 12.

Provide disclosure regarding the seasonality of your business. See Item 4.B.3 of Form 20-F.

The Company’s Response:

The Company has amended the Form 20-F to include additional risk factors regarding the seasonality of the Company’s business.

Staff Comment No. 13.

Provide the information required by Items 4.B.6 and 4.B.7 of Form 20-F. In this regard, we note that you only recently began the sale of gas. Please indicate the percentage of sales attributable to any one customer if material to an understanding of your dependent relationships. Also, you reference on page 13, your use of the Questar pipeline to which a 3 mile pipeline from your production facilities connects. Provide further disclosure regarding the dependence on your future and current operations, on access to pipelines.

The Company’s Response:

The Company has amended the Form 20-F to include additional information regarding its dependence on access to pipelines.

Property, Plant & Equipment, page 12

Staff Comment No. 14.

Please file the agreements that provide you with the working interests in the properties referenced in this section.

The Company’s Response:

See the Company’s response to staff comment No. 3.

H. Roger Schwall
January 23, 2006

Item 5. Operating and Financial Review of Prospects, page 16

Staff Comment No. 15.

Revise the disclosure throughout this section to identify in greater detail the principal reasons for changes in your results of operations from period to period. For example, rather than stating that increased loss for the six months ended June 30, 2005 versus the six months ended June 30, 2004 was the result of the “increased level of activity” clarify for investors the “activity” you are referencing, the purpose for the increase, and the projects impacted by the increased level of activity.

The Company’s Response:

The Company has revised its discussion of its operating results to include additional detail regarding changes in its results of operations from period to period.

Staff Comment No. 16.

In your discussion of periodic results, indicate for each period the amount of expenses specifically attributable to exploratory activities. If none, so indicate.

The Company’s Response:

The Company has revised its discussion of the operating results to indicate the amount of expenses attributable to exploratory activities.

Operating and Financial Review and Prospects, page 16

Overview, page 16

Staff Comment No. 17:

You state that you use a conversion factor of 7 MCF of natural gas to one barrel of oil to achieve a common unit of measure. However, this appears to be inconsistent with your disclosure in Note 2(c) to your consolidated financial statements, which indicates a conversion factor of 6 MCF of natural gas to one barrel of oil. Please correct this inconsistency and, if necessary, make other corresponding changes where the incorrect conversion factor is used or affects other amounts.

The Company’s Response:

The Company has revised its Form 20-F to clarify that it uses a conversion factor of 6 MCF of natural gas to one barrel of oil.

H. Roger Schwall
January 23, 2006

Operating Results, page 17

Six months ended June 30, 2005 as compared to the six months ended June 30, 2004, page 17

Staff Comment No. 18.

Indicate the property from which you received your first oil and gas revenues. Further, supplement your disclosure to provide the basis for your belief that such revenues will continue to increase during fiscal year 2005 and in future periods.

The Company’s Response:

The Company has included in the updated discussion of the Company’s results of operations for the nine-month period ended September 30, 2005 additional disclosure that the Company’s oil and gas revenues were obtained from production from the Pacific Isle Coalbed Methane Gas Unit. The Company has removed from the updated disclosure forward-looking statements regarding the amount of oil and gas revenues in future periods.

Liquidity and Capital Resources, page 18

Staff Comment No. 19.

Please revise and provide the detailed disclosure required by Item 5.B. of Form 20-F. For example, delineate the series of financings that you have been party to during the fiscal year. Update your disclosure to reference current developments as of the most recent practicable date, that impact your liquidity. In this regard, we note the recent closing of a CDN $9.8 million private placement. Specify your material commitments for capital expenditures as of the end of the last fiscal year and most recent interim period. Revise your disclosure accordingly.

The Company’s Response:

The Company has revised the Form 20-F to expand the disclosure of information required by Item 5.B., including information regarding recent financings.

Staff Comment No. 20.

You indicate that your working capital would be sufficient to fund operations through December 31, 2005. Please update your statements and expand your disclosure as follows:

•	Explain whether you plan to incur expenses for anything other than general and administrative activities in the near term;
•	Explain your current plans for obtaining additional funds and;
•	Describe the impact on your financial position, result of operations and liquidity in the event you are not able to raise additional funds. See Item 5.B.1(a) of Form 20-F.

H. Roger Schwall
January 23, 2006

The Company’s Response:

The Company has revised its discussion of liquidity and capital resources to address the items identified by the Staff. The Company has also included an additional table on page 10 setting forth the Company’s planned capital expenditures for 2006.

Item 6: Directors, Senior Management and Employees, page 19

Directors and Senior Management, page 19

Staff Comment No. 21.

Please include in the table, a brief description of each director and/or officer’s principal functions and areas of expertise within the company. See Item 6 A. 1 of Form 20-F.

The Company’s Response:

The Company has amended the Form 20-F to include additional information regarding the principal functions and areas of expertise for each officer and director.

Staff Comment No. 22.

Please provide a complete biographical sketch for each named individual for the past five years. For example, we notice gaps or ambiguities with regard to time and biographical information in the sketches for Messrs. Graham, Knutson, and Catlin.

The Company’s Response:

The Company has amended the disclosure in the Form 20-F to include additional biographical information for each named individual.

Report and Financial Statements

General

Staff Comment No. 23.

Please paginate your consolidated financial statements included in your filing.

The Company’s Response:

The Company has paginated the consolidated financial statements included in the Form 20-F.

H. Roger Schwall
January 23, 2006

Consolidated Statements of Operations and Deficit

Staff Comment No. 24.

We note that you classify depreciation expense as a component of “Other items” in your 2004 audited financial statements, although it appears the depreciation is associated with your business operations. Your presentation appears to be inconsistent with the corresponding information inyour subsequent interim financial statements, in which you classify depreciation expense as part of “Costs and Expenses.” Please adjust your presentation to eliminate any inconsistencies and appropriately classify your depreciation expense.

The Company’s Response:

The Company has revised its unaudited interim financial statements to classify depreciation expense as part of “Other Items” in order to make it consistent with the presentation in its audited financial statements.

Interim Consolidated Financial Statements

Staff Comment No. 25.

Please identify your interim consolidated financial statements and related notes as being those of a development stage corporation, consistent with your audited financial statement presentation.

The Company’s Response:

The Company has included the requested information in the updated interim financial statements contained in the Form 20-F.

Staff Comment No. 26.

Although you disclose differences between Canadian and United States generally accepted accounting principles in your audited financial statements, it appears that you have omitted similar disclosures from your unaudited interim financial statements. Please comply with the labeling and reconciling provisions of Item 17(c) of Form 20-F.

The Company’s Response:

The Company has included the requested information in the updated interim financial statements contained in the Form 20-F.

H. Roger Schwall
January 23, 2006

Staff Comment No. 27.

Please eliminate the duplicate set of interim consolidated financial statements.

The Company’s Response:

The Company has amended the Form 20-F to remove the duplicate set of interim consolidated financial statements.

Sincerely, /s/ Randal R. Jones Randal R. Jones

cc:	Lynn Petersen, Kodiak Oil & Gas Corporation